                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549



                                    FORM 6-K



                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934



                        FOR THE MONTH OF DECEMBER, 2000.



                                 CNH GLOBAL N.V.

                 (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)


                               WORLD TRADE CENTER
                               TOWER B, 10TH FLOOR
                                AMSTERDAM AIRPORT
                                 THE NETHERLANDS

                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)



          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

          Form 20-F       X      Form 40-F
                     -----------            ------------

          (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

          Yes                No        X
               -----------        -----------

          (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______.)

                                 CNH GLOBAL N.V.


Form 6-K for the month of December, 2000

List of Exhibits:

1. December 13, 2000 press release of registrant relating to the sale of its tractor manufacturing plant in Doncaster, England to Landini S.p.A.

2. Registrant's Summary North American Retail Unit Sales Activity for Selected Agricultural and Construction Equipment, During the Month of October and Cumulative for the First 10 Months, 2000, and Indicators of North American Dealer Inventory Levels for Selected Agricultural Equipment at the End of September 2000 Relative to Industry Results or Levels, Compared with Prior Year Periods.

3. Registrant's Summary North American Retail Unit Sales Activity for Selected Agricultural and Construction Equipment, During the Month of November and Cumulative for the First 11 Months, 2000, and Indicators of North American Dealer Inventory Levels for Selected Agricultural Equipment at the End of October 2000 Relative to Industry Results or Levels, Compared with Prior Year Periods.

                                                                [CNH LETTERHEAD]

                      NEWS RELEASE

                      For Immediate Release

                      CNH REACHES AGREEMENT FOR SALE OF
                      U.K. TRACTOR PLANT TO LANDINI S.p.A.

                      AGREEMENT IS SUBJECT TO REGULATORY APPROVAL


           For more   Racine, Wisconsin (December 13, 2000) - CNH Global (N:CNH)
information contact   said today that it has reached an agreement for the sale
                      of its tractor manufacturing plant in Doncaster, England,
William B. Masterson  to Landini S.p.A. The sale, which is in accordance with
     01 262 636 5793  the European Commission's approval of the business merger of New Holland and Case Corporation in 1999, is subject to final approval by the European Commission.

                      In addition to the manufacturing facility, the agreement includes design, and manufacturing rights to the C, CX and MX-C tractor lines, as well as commercial rights in the European Economic Area (EEA). It also includes sale of the McCormick brand name to Landini. Landini intends to sell these tractors under the McCormick brand. The C, CX and MX-C tractors will continue to be produced at the Doncaster plant to be sold by Case IH outside the EEA under a supply agreement that CNH negotiated with Landini.

                      Through a manufacturing agreement with CNH, Landini will produce for Case IH the MX Maxxum mid-range horsepower tractors in the Doncaster plant, and in the Case IH brand, for Case IH dealers traditionally supplied from Doncaster. CNH will continue to produce MX Maxxum tractors for distribution in other markets around the world.


                      More details about this agreement will be provided following approval by the European Commission.


                      With strong global brands, CNH is a leader in the agricultural equipment, construction equipment and financial services industries and had combined 1999 revenues of approximately $11 billion. CNH sells its products in 160 markets through a network of more than 10,000 dealers and distributors. CNH products are sold under the following brands: Case, Case IH, Fermec, Fiatallis, Fiat-Hitachi, Link-Belt (earth-moving equipment), New Holland, New Holland Construction, O&K and Steyr.

                                      ###

                                                                      [CNH LOGO]


                                 CNH Global N.V.

                Summary North American Retail Unit Sales Activity
              For Selected Agricultural and Construction Equipment,
    During the Month of October and Cumulative for the First 10 Months, 2000,
          And Indicators of North American Dealer Inventory Levels for Selected Agricultural Equipment at the End of September 2000
    Relative to Industry Results or Levels, Compared with Prior Year Periods

The following table summarizes selected agricultural and construction equipment industry retail unit sales results in North America as compared with prior year periods. Industry results for the current periods are expressed as a percentage change from the prior year periods, by major product category. The percentage change reflects only industry retail unit sales results and is derived from flash, or preliminary actual, data of the U.S. Equipment Manufacturers Institute (`EMI') and of the Canadian Farm and Industrial Equipment Institute (`CFIEI').

These industry data are based on unit sales as preliminarily reported by EMI and CFIEI member companies and include most, but not all, of the equipment sold in each of the categories. The data are subject to revision from time to time and caution should be maintained when using the data for any purpose. Actual results will vary and may not be known for some time. Over time, industry results will be adjusted to reflect actual sales differences, reclassifications, or other factors. Retail unit sales will fluctuate from month to month due to several factors, including timing of new products and new product introductions, product availability, and sales programs. CNH Global N.V.'s performance for the same periods is described relative to the change in industry results.

Also included in the table are indicators of North American dealer inventory levels. Industry data are derived from the flash, or preliminary actual, data of the EMI and CFIEI and expressed as the number of months of inventory on hand, based on the simple average of the previous 12 months retail unit sales results. CNH Global N.V.'s dealer's inventory levels for the same periods are described relative to the industry levels.

This information reflects point-in-time data that is not necessarily representative of either the market nor of CNH Global N.V.'s relative performance going forward, nor does it reflect or imply any forward-looking information regarding the market or CNH Global N.V.'s relative performance in that market.

Copies of the relevant Agricultural Flash report from EMI and CFIEI follow the table.

Page 2                    CNH Global N.V.                  October N.A. Activity



-------------------------------------------------------------------------------------------------------------

                                 SUMMARY OF NORTH AMERICAN RETAIL ACTIVITY
-----------------------------------------------------------------------------------------------------------
                        TOTAL NORTH AMERICAN                      CNH RELATIVE PERFORMANCE
CATEGORY                      INDUSTRY                                  (ALL BRANDS)
---------------------- ----------------------- ------------------------------------------------------------
RETAIL UNIT SALES:
MONTH OF OCTOBER 2000
---------------------- ----------------------- ------------------------------------------------------------
Agricultural
Tractors: under 40              +25%              up double digits, just slightly less than the industry
horsepower (2WD)
---------------------- ----------------------- ------------------------------------------------------------
40 to 100                       +31%                           up in line with the industry
horsepower (2WD)
---------------------- ----------------------- ------------------------------------------------------------
over 100 horsepower             +7%                               down mid single digits
(2WD)
---------------------- ----------------------- ------------------------------------------------------------
4 wheel drive                   +10%                            down moderate double digits
tractors
---------------------- ----------------------- ------------------------------------------------------------
Total tractors                  +24%                               up low double digits
---------------------- ----------------------- ------------------------------------------------------------

---------------------- ----------------------- ------------------------------------------------------------
Combines                        (8%)             down low double digits, moderately more than the industry
---------------------- ----------------------- ------------------------------------------------------------

---------------------- ----------------------- ------------------------------------------------------------
Loader/backhoes                 (17%)              down moderate double digits, more than the industry
---------------------- ----------------------- ------------------------------------------------------------
Skid Steer Loaders              +21%                               up mid single digits
---------------------- ----------------------- ------------------------------------------------------------
Total Heavy
Construction                    (4%)                             down moderate double digits
Equipment
---------------------- ----------------------- ------------------------------------------------------------

---------------------- ----------------------- ------------------------------------------------------------
RETAIL UNIT SALES:
FIRST 10 MONTHS, 2000
---------------------- ----------------------- ------------------------------------------------------------
Agricultural
Tractors: under 40              +16%                               up mid single digits
horsepower (2WD)
---------------------- ----------------------- ------------------------------------------------------------
40 to 100                       +7%                          down slightly, low single digits
horsepower (2WD)
---------------------- ----------------------- ------------------------------------------------------------
over 100 horsepower             +2%                             down moderate double digits
(2WD)
---------------------- ----------------------- ------------------------------------------------------------
4 wheel drive                   (3%)                             down moderate double digits
tractors
---------------------- ----------------------- ------------------------------------------------------------
Total tractors                  +11%                              down mid single digits
---------------------- ----------------------- ------------------------------------------------------------

---------------------- ----------------------- ------------------------------------------------------------
Combines                        +5%                             down moderate double digits
---------------------- ----------------------- ------------------------------------------------------------

---------------------- ----------------------- ------------------------------------------------------------
Loader/backhoes                 (11%)                  down low double digits, more than the industry
---------------------- ----------------------- ------------------------------------------------------------
Skid Steer Loaders              +12%                                up low single digits
---------------------- ----------------------- ------------------------------------------------------------
Total Heavy
Construction                    (10%)                          down in line with the industry
Equipment
---------------------- ----------------------- ------------------------------------------------------------

---------------------- ----------------------- ------------------------------------------------------------
DEALER INVENTORIES:
END OF SEPTEMBER 2000
---------------------- ----------------------- ------------------------------------------------------------
Agricultural
Tractors: under 40        6.6 months supply               more than 1 month lower than the industry
horsepower (2WD)
---------------------- ----------------------- ------------------------------------------------------------
40 to 100                 6.5 months supply                 about 1 month lower than the industry
horsepower (2WD)
---------------------- ----------------------- ------------------------------------------------------------
over 100                  4.9 months supply                about 1 month higher than the industry
horsepower (2WD)
---------------------- ----------------------- ------------------------------------------------------------
4 wheel drive             4.2 months supply                about 1/2 month lower than the industry
tractors
---------------------- ----------------------- ------------------------------------------------------------
Total tractors            6.3 months supply                 about 1 month lower than the industry
---------------------- ----------------------- ------------------------------------------------------------

---------------------- ----------------------- ------------------------------------------------------------
Combines                  4.3 months supply                       in line with the industry
---------------------- ----------------------- ------------------------------------------------------------

---------------------- ----------------------- ------------------------------------------------------------


Dated: December 14, 2000

     --------------------------------------------------------------------------
                    MEMBERSHIP                                  EVENTS
          HOME         IN          MEMBERS      COUNCILS       CALENDAR
                       EMI
     --------------------------------------------------------------------------
                       AG
         PUBLIC      FLASH        INDUSTRY       ICUEE          MEMBERS'
         POLICY     REPORTS       OUTLOOK                        MENU
     --------------------------------------------------------------------------
                             EMI   AG FLASH REPORTS
     --------------------------------------------------------------------------


                           October 2000 FLASH REPORT
                            U.S. UNIT RETAIL SALES
                            ----------------------
                       (Report released November 13, 2000)


---------------------------------------------------------------------------------------
                                                                           SEPTEMBER
                                                                              2000
                                                                           U.S. FIELD
                   OCTOBER   OCTOBER    %      Y-T-D     Y-T-D      %       INVENTORY
EQUIPMENT           2000      1999     CHG.    2000       1999     CHG.         *
---------------------------------------------------------------------------------------
2 WHEEL DRIVE
---------------------------------------------------------------------------------------
Under 40 HP         7,194     5,724    25.7%   74,083    63,883    16.0%     45,187
---------------------------------------------------------------------------------------
40 & Under 100      5,289     3,907    35.4%   44,027    40,392     9.0%     26,696
HP
---------------------------------------------------------------------------------------
100 HP & Over       1,885     1,768     6.6%   14,039    13,436     4.5%      6,201
---------------------------------------------------------------------------------------
TOTAL              14,368    11,399    26.0%  132,149   117,711    12.3%     78,084
---------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------
4 WHEEL DRIVE         423       340    24.4%    2,727     2,650     2.9%      1,094
---------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------
TOTAL FARM         14,791    11,739    26.0%  134,876   120,361    12.2%     79,178
WHEEL TRACTORS
---------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------
COMBINES              846       904    (6.4%)   4,381     4,268     2.6%      1,923
(SELF-PROPELLED)
---------------------------------------------------------------------------------------

* 1997-1998 HISTORICAL DEALER INVENTORY DATA  (pdf file)

[GRAPHIC DATA INCLUDED AT THIS POINT IN THE FLASH REPORT HAS BEEN OMITTED DUE TO THE INABILITY OF IT BEING REPRODUCED IN THE EDGARIZATION PROCESS. SUCH DATA IS AVAILABLE FROM THE EQUIPMENT MANUFACTURERS INSTITUTE.]



Published monthly, the EMI Agriculture Flash Report compares monthly data from the current and past year of the U.S. unit retail sales of two and four wheel drive tractors and self-propelled combines. Data shown on the report are estimates which are subject to revisions when final detail data become available. Because of the seasonal nature of the industry, comparisons of monthly data from one period to another should be done with extreme caution. Data presented in the report represents most, but not all, of the manufacturers in each product category being sold at retail in the 50 states and the District of Columbia.

NOTE: Ag Flash Report is updated every 15th of the month.

For further information, please contact Jeanine Conwell, EMI Director of Statistics or Mary Matimore, EMI Statistical Assistant.

--------------------------------------------------------------------------------

                                  EQUIPMENT MANUFACTURERS INSTITUTE
[TOP LOGO]                  10 S. RIVERSIDE PLAZA - CHICAGO, IL 60606-3710
                               PHONE: 312-321-1470 - FAX: 312-321-1480
                                        E-MAIL: emi@emi.org


COPYRIGHT (C)2000 BY THE EQUIPMENT MANUFACTURERS INSTITUTE. ALL RIGHTS RESERVED.

                Canadian Farm and Industrial Equipment Institute
            Institut canadien de l'equipment agricole et industriel
                     The Canadian Equipment Council of EMI
                                     [LOGO]

                           OCTOBER 2000 FLASH REPORT

                     Canada Report - Retail Sales in Units
                      (Report released November 17, 2000)

The Canadian Farm & Industrial Equipment Institute, Burlington, Ontario today announced retail sales of farm tractors and combine harvesters in Canada for the month.

These data are based on unit sales reported by CFIEI & EMI member companies. This report includes most, but not all of the machines and implements sold in each of these categories. These data are subject to revision from time to time and caution should be maintained when using the data for any purpose.

-----------------------------------------------------------------------------------------------
                             OCTOBER                     OCTOBER                SEPTEMBER
                                                       YEAR-TO-DATE
-----------------------------------------------------------------------------------------------
                                                                             2000       1999
                                         %                           %     CANADIAN   CANADIAN
EQUIPMENT              2000    1999     CHG.      2000     1999     CHG.    (FIELD)    (FIELD)
                                                                           INVENTORY  INVENTORY
-----------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------
2 WHEEL TRACTORS
-----------------------------------------------------------------------------------------------
UNDER 40 HP             427     354     20.6%     3,743    3,314    12.9%    2,231    1,670
-----------------------------------------------------------------------------------------------
40& UNDER 100 HP        942     848     11.1%     5,152    5,337    -3.5%    3,254    3,533
-----------------------------------------------------------------------------------------------
100 HP & OVER           513     465     10.3%     2,472    2,685    -7.9%    1,518    1,668
-----------------------------------------------------------------------------------------------
TOTAL                 1,882   1,667     12.9%    11,367   11,336     0.3%    7,003    6,871
-----------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------
4 WD TRACTORS            41      81    -49.4%       393      573   -31.4%      173      451
-----------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------
TOTAL FARM WHEEL      1,923   1,748     10.0%    11,760   11,909    -1.3%    7,176    7,322
TRACTORS
-----------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------
COMBINES                200     229    -12.7%     1,042      904    15.3%      545      774
(SELF-PROPELLED)
-----------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                 CANADIAN FARM & INDUSTRIAL EQUIPMENT INSTITUTE
                           720 Guelph Line, Suite 307
                      Burlington, Ontario, Canada, L7R 4E2
                    Phone: 905-632-8483 * Fax: 905-632-7138
                             E-Mail: info@cfiei.ca

       Copyright (c)2000 Canadian Farm & Industrial Equipment Institute.
                              All rights reserved.

SEND MAIL TO WEBMASTER WITH QUESTIONS OR COMMENTS ABOUT THIS WEBSITE. LAST MODIFIED: NOVEMBER 17, 2000

                                                                      [CNH LOGO]

                                CNH Global N.V.

               Summary North American Retail Unit Sales Activity
             For Selected Agricultural and Construction Equipment,
   During the Month of November and Cumulative for the First 11 Months, 2000,
     And Indicators of North American Dealer Inventory Levels for Selected
               Agricultural Equipment at the End of October 2000
    Relative to Industry Results or Levels, Compared with Prior Year Periods

The following table summarizes selected agricultural and construction equipment industry retail unit sales results in North America as compared with prior year periods. Industry results for the current periods are expressed as a percentage change from the prior year periods, by major product category. The percentage change reflects only industry retail unit sales results and is derived from flash, or preliminary actual, data of the U.S. Equipment Manufacturers Institute (`EMI') and of the Canadian Farm and Industrial Equipment Institute (`CFIEI').

These industry data are based on unit sales as preliminarily reported by EMI and CFIEI member companies and include most, but not all, of the equipment sold in each of the categories. The data are subject to revision from time to time and caution should be maintained when using the data for any purpose. Actual results will vary and may not be known for some time. Over time, industry results will be adjusted to reflect actual sales differences, reclassifications, or other factors. Retail unit sales will fluctuate from month to month due to several factors, including timing of new products and new product introductions, product availability, and sales programs. CNH Global N.V.'s performance for the same periods is described relative to the change in industry results.

Also included in the table are indicators of North American dealer inventory levels. Industry data are derived from the flash, or preliminary actual, data of the EMI and CFIEI and expressed as the number of months of inventory on hand, based on the simple average of the previous 12 months retail unit sales results. CNH Global N.V.'s dealer's inventory levels for the same periods are described relative to the industry levels.

This information reflects point-in-time data that is not necessarily representative of either the market nor of CNH Global N.V.'s relative performance going forward, nor does it reflect or imply any forward-looking information regarding the market or CNH Global N.V.'s relative performance in that market.

Copies of the relevant Agricultural Flash report from EMI and CFIEI follow the table.

Page 2                    CNH Global N.V.                 November N.A. Activity


-------------------------------------------------------------------------------------------------------------

                                 SUMMARY OF NORTH AMERICAN RETAIL ACTIVITY
-------------------------------------------------------------------------------------------------------------
                         TOTAL NORTH AMERICAN                      CNH RELATIVE PERFORMANCE
CATEGORY                      INDUSTRY                                  (ALL BRANDS)
--------------------- -------------------------- ------------------------------------------------------------
RETAIL UNIT SALES:
MONTH OF NOV. 2000
--------------------- -------------------------- ------------------------------------------------------------
Agricultural
Tractors: under 40              (7%)                               down low double digits
horsepower (2WD)
--------------------- -------------------------- ------------------------------------------------------------
40 to 100                       (1%)                                up low single digits
horsepower (2WD)
--------------------- -------------------------- ------------------------------------------------------------
over 100 horsepower             (8%)                                up low double digits
(2WD)
--------------------- -------------------------- ------------------------------------------------------------
4 wheel drive                   (46%)                            down more than the industry
tractors
--------------------- -------------------------- ------------------------------------------------------------
Total tractors                  (6%)                           down in line with the industry
--------------------- -------------------------- ------------------------------------------------------------

--------------------- -------------------------- ------------------------------------------------------------
Combines                        (4%)                             down moderate double digits
--------------------- -------------------------- ------------------------------------------------------------

--------------------- -------------------------- ------------------------------------------------------------
Loader/backhoes                 (22%)                          down in line with the industry
--------------------- -------------------------- ------------------------------------------------------------
Skid Steer Loaders              +13%                                up low single digits
--------------------- -------------------------- ------------------------------------------------------------
Total Heavy
Construction                    (18%)                               up low single digits
Equipment
--------------------- -------------------------- ------------------------------------------------------------

--------------------- -------------------------- ------------------------------------------------------------
RETAIL UNIT SALES:
FIRST 11 MONTHS, 2000
--------------------- -------------------------- ------------------------------------------------------------
Agricultural
Tractors: under 40              +14%                                up mid single digits
horsepower (2WD)
--------------------- -------------------------- ------------------------------------------------------------
40 to 100                       +7%                                down low single digits
horsepower (2WD)
--------------------- -------------------------- ------------------------------------------------------------
over 100 horsepower             +2%                               down moderate double digits
(2WD)
--------------------- -------------------------- ------------------------------------------------------------
4 wheel drive                   (7%)                              down moderate double digits
tractors
--------------------- -------------------------- ------------------------------------------------------------
Total tractors                  +10%                                down mid single digits
--------------------- -------------------------- ------------------------------------------------------------

--------------------- -------------------------- ------------------------------------------------------------
Combines                        +4%                               down moderate double digits
--------------------- -------------------------- ------------------------------------------------------------

--------------------- -------------------------- ------------------------------------------------------------
Loader/backhoes                 (11%)                       down slightly more than the industry
--------------------- -------------------------- ------------------------------------------------------------
Skid Steer Loaders              +12%                               up low single digits
--------------------- -------------------------- ------------------------------------------------------------
Total Heavy
Construction                    (11%)              down high single digits, slightly less than the industry
Equipment
--------------------- -------------------------- ------------------------------------------------------------

--------------------- -------------------------- ------------------------------------------------------------
DEALER INVENTORIES:
END OF OCTOBER 2000
--------------------- -------------------------- ------------------------------------------------------------
Agricultural              6.5 months supply               more than 1 month lower than the industry
Tractors: under 40
horsepower (2WD)
--------------------- -------------------------- ------------------------------------------------------------
40 to 100                 6.0 months supply               more than 1 month lower than the industry
horsepower (2WD)
--------------------- -------------------------- ------------------------------------------------------------
over 100                  4.7 months supply              less than 1 month higher than the industry
horsepower (2WD)
--------------------- -------------------------- ------------------------------------------------------------
4 wheel drive             3.8 months supply                about 1/2 month lower than the industry
tractors
--------------------- -------------------------- ------------------------------------------------------------
Total tractors            6.1 months supply                 about 1 month lower than the industry
--------------------- -------------------------- ------------------------------------------------------------

--------------------- -------------------------- ------------------------------------------------------------
Combines                  2.9 months supply               about 1/2 month higher than the industry
--------------------- -------------------------- ------------------------------------------------------------

--------------------- -------------------------- ------------------------------------------------------------

Dated: December 14, 2000

                           NOVEMBER 2000 FLASH REPORT
                             U.S. UNIT RETAIL SALES
                      (REPORT RELEASED DECEMBER 12, 2000)

--------------------------------------------------------------------------------------------
                                                                                  OCTOBER
                                                                                   2000
EQUIPMENT                                                                        U.S. Field
                    NOVEMBER   NOVEMBER      %       Y-T-D    Y-T-D       %      Inventory
                      2000       1999       CHG.     2000     1999       CHG.        *
--------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------
2 WHEEL
DRIVE
--------------------------------------------------------------------------------------------
Under 40 HP          4,419      4,663      -5.20%    78,444    68,540   14.40%     45,246
--------------------------------------------------------------------------------------------
40 & Under           3,039      3,051      -0.40%    46,983    43,437    8.20%     25,822
100 HP
--------------------------------------------------------------------------------------------
100 HP &               667        840     -20.60%    14,676    14,277    2.80%      6,194
Over
--------------------------------------------------------------------------------------------
TOTAL                8,125      8,554      -5.00%   140,103   126,254   11.00%     77,262
--------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------
4 WHEEL                121        202     -40.10%     2,843     2,852   -0.30%        978
DRIVE
--------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------
TOTAL FARM           8,246      8,756      -5.80%   142,946   129,106   10.70%     78,240
WHEEL
TRACTORS
--------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------
COMBINES               545        564      -3.40%     4,924     4,830    1.90%      1,286
(SELF-
PROPELLED)
--------------------------------------------------------------------------------------------


[GRAPHIC DATA INCLUDED AT THIS POINT IN THE FLASH REPORT HAS BEEN OMITTED DUE TO THE INABILITY OF IT BEING REPRODUCED IN THE EDGARIZATION PROCESS. SUCH DATA IS AVAILABLE FROM THE EQUIPMENT MANUFACTURERS INSTITUTE.]

Published monthly, the EMI Agriculture Flash Report compares monthly data from the current and past year of the U.S. unit retail sales of two and four wheel drive tractors and self-propelled combines. Data shown on the report are estimates which are subject to revisions when final detail data become available. Because of the seasonal nature of the industry, comparisons of monthly data from one period to another should be done with extreme caution. Data presented in the report represents most, but not all, of the manufacturers in each product category being sold at retail in the 50 states and the District of Columbia.

Note: Ag Flash Report is updated every 15th of the month.

For further information, please contact Jeanine Conwell, EMI Director of Statistics or Mary Matimore, EMI Statistical Assistant.

                       Equipment Manufacturers Institute
                 10 S. Riverside Plaza - Chicago, IL 60606-3710
                    Phone: 312-321-1470 - Fax: 312-321-1480
                              E-mail: emi@emi.org

          Copyright (c)2000 by the Equipment Manufacturers Institute.
                              All rights reserved.

                                  [CFIEI LOGO]


                           NOVEMBER 2000 FLASH REPORT

                      Canada Report - Retail Sales in Units
                       (Report released December 12, 2000)

The Canadian Farm & Industrial Equipment Institute, Burlington, Ontario today announced retail sales of farm tractors and combine harvesters in Canada for the month.

These data are based on unit sales reported by CFIEI & EMI member companies. This report includes most, but not all of the machines and implements sold in each of these categories. These data are subject to revision from time to time and caution should be maintained when using the data for any purpose.

-----------------------------------------------------------------------------------------------
                           NOVEMBER                  NOVEMBER                   OCTOBER
                                                   YEAR-TO-DATE
-----------------------------------------------------------------------------------------------
                                                                            2000        1999
                                       %                         %        CANADIAN    CANADIAN
EQUIPMENT             2000    1999    CHG.     2000     1999     CHG.     (FIELD)      (FIELD)
                                                                         INVENTORY    INVENTORY
-----------------------------------------------------------------------------------------------
2 WHEEL TRACTORS
-----------------------------------------------------------------------------------------------
UNDER 40 HP           227     323    -29.7%    3,969    3,636     9.2%     2,228        1,734
-----------------------------------------------------------------------------------------------
40 & UNDER 100 HP     510     524     -2.7%    5,659    5,857    -3.4%     2,738        3,222
-----------------------------------------------------------------------------------------------
100 HP & OVER         301     209     44.0%    2,772    2,894    -4.2%     1,317        1,361
-----------------------------------------------------------------------------------------------
TOTAL               1,038   1,056     -1.7%   12,400   12,387     0.1%     6,283        6,317
-----------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------
4 WD TRACTORS          19      55    -65.5%      412      628   -34.4%       190          374
-----------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------
TOTAL FARM WHEEL    1,057   1,111     -4.9%   12,812   13,015    -1.6%     6,473        6,691
TRACTORS
-----------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------
COMBINES               92     100     -8.0%    1,134    1,004    12.9%       385          615
(SELF-PROPELLED)
-----------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------


--------------------------------------------------------------------------------

                 CANADIAN FARM & INDUSTRIAL EQUIPMENT INSTITUTE
                           720 Guelph Line, Suite 307
                      Burlington, Ontario, Canada, L7R 4E2
                    Phone: 905-632-8483 * Fax: 905-632-7138
                             E-Mail: info@cfiei.ca

       Copyright (c)2000 Canadian Farm & Industrial Equipment Institute.
                              All rights reserved.


SEND MAIL TO WEBMASTER WITH QUESTIONS OR COMMENTS ABOUT THIS WEBSITE. LAST MODIFIED: DECEMBER 12, 2000

                                   SIGNATURES


         PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THE REGISTRANT HAS DULY CAUSED THIS REPORT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED.



                                         CNH Global N.V.

                                         By: /s/ Marsha J. Eberhardt
                                             ---------------------------
                                             Marsha J. Eberhardt
                                             Assistant Secretary




December 20, 2000